Exhibit 99.1

argenx and Genmab Enter Partnership to Advance Antibody Therapies in Immunology and Oncology

•	Genmab and argenx have entered into a multiyear collaboration bringing together capabilities to jointly discover, develop and commercialize antibody therapies

•	Discovery programs against two differentiated targets are underway

Amsterdam, the Netherlands – 04/17/2023 argenx SE (Euronext & Nasdaq: ARGX) and Genmab A/S (Nasdaq: GMAB) announced today that argenx and Genmab have entered into a collaboration agreement to jointly discover, develop and commercialize novel therapeutic antibodies with applications in immunology, as well as in oncology therapeutic areas. The multiyear collaboration will leverage the antibody engineering expertise and knowledge of disease biology of both companies to accelerate the identification and development of novel antibody therapeutic candidates with a goal to address unmet patient needs in immunology and cancer.

“Our core mission is to innovate on behalf of patients by translating immunology breakthroughs into novel pipeline candidates. We do this through a model of co-creation which has led to eight molecules demonstrating human proof-of-concept in our pipeline,” said Tim Van Hauwermeiren, Chief Executive Officer, argenx. “Through our collaboration with Genmab, we are bringing together our combined antibody discovery, development and commercialization expertise to unlock insights on the disease pathways that we will address. This allows us to broaden our capabilities and maximize the opportunity to generate novel therapeutic antibodies within autoimmunity or cancer.”

“Genmab is entering the therapeutic area of immunology and inflammation as a steppingstone to achieving its vision that by 2030, our knock-your-socks-off “KYSO” antibody medicines will be transforming the lives of people with cancer and other serious diseases,” said Jan van de Winkel, Ph.D., Chief Executive Officer, Genmab. “By partnering with argenx, we will be able to combine our deep knowledge of the biology and therapeutic power of antibodies and have an opportunity to address patients’ needs in oncology as well as in immunology and inflammation.”

Collaboration Details

As per the agreement, argenx and Genmab will each have access to the suites of proprietary antibody technologies of both companies to advance the identification of lead antibody candidates against differentiated disease targets. Under the terms of the agreement, argenx and Genmab will jointly discover, develop and commercialize products emerging from the collaboration while equally sharing costs as well as any potential future profits. The collaboration will initially focus on two differentiated targets, including one within immunology and one within cancer, with the potential to expand to more.

About argenx

argenx is a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases. Partnering with leading academic researchers through its Immunology Innovation Program (IIP), argenx aims to translate immunology breakthroughs into a world-class portfolio of novel antibody-based medicines. argenx developed and is commercializing the first-and-only approved neonatal Fc receptor (FcRn) blocker in the U.S., the EU and UK, and Japan. The Company is evaluating efgartigimod in multiple serious autoimmune diseases and advancing several earlier stage experimental medicines within its therapeutic franchises. For more information, visit www.argenx.com and follow us on LinkedIn, Twitter, and Instagram.

About Genmab

Genmab is an international biotechnology company with a core purpose guiding its unstoppable team to strive towards improving the lives of patients through innovative and differentiated antibody therapeutics. For more than 20 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational research and data sciences, which has resulted in a proprietary pipeline including bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates. To help develop and deliver novel antibody therapies to patients, Genmab has formed 20+ strategic partnerships with biotechnology and pharmaceutical companies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with Knock-Your-Socks-Off (KYSO) antibody medicines.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com and follow us on Twitter.com/Genmab.

For further information, please contact:

argenx

Media:

Erin Murphy

emurphy@argenx.com

Investors:

Beth DelGiacco

bdelgiacco@argenx.com

Genmab

Media :

Jyoti Sharma, Director, Communications

T: +1 609 480 9844; E: jysh@genmab.com

Investor Relations:

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

Forward Looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “hope,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should” and include statements argenx makes concerning the partnership with Genmab to advance, discover, develop and commercialize antibody therapies in immunology and oncology, the timeline of identifying and developing novel antibody therapeutic candidates and the potential of addressing unmet patient needs in immunology and cancer. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.